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SEC Mail Processing Section

MAR 03 2016

Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tykhe Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

69 Mount Vernon Street
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Evan Shulman 617-519-4868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.
(Name – *if individual, state last, first, middle name*)

80 Washington Street	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Evan Shulman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tykhe Securities, LLC, as of December 31, 20 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PAUL D. SCHNEIDER
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 15, 2021

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TYKHE SECURITIES, LLC

(a wholly owned subsidiary of Tykhe, LLC)

Financial Statements
Years ended December 31, 2015 and 2014

Contents

Report of Independent Registered Public Accounting Firm 1

Financial statements:

Statements of financial position 2

Statements of loss 3

Statements of member's equity 4

Statements of cash flow 5

Notes to financial statements 6-7

Supplementary information:

Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission 8

Reconciliation of net capital computation Under Rule 15c3-1 of the Securities and Exchange Commission 9

Report of independent Registered Public Accounting Firm 10

Statement regarding exemption under Rule 15c3-3 11

Computation of reserve requirement under Rule 15c3-1 of the Securities and Exchange Commission 12



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

Tykhe Securities, LLC
c/o Mr. Evan Schulman
69 Mount Vernon Street
Boston, Massachusetts 02108

We have audited the accompanying statements of financial condition of Tykhe Securities, LLC(a wholly owned subsidiary of Tykhe, LLC) as of December 31, 2015 and 2014, and the related statements of operations members equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-15 under the Securities Exchange Act of 1934 and the related notes to the financial statements.. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits the financial statements referred to above present fairly, in all material respects, the financial position of Tykhe Securities, LLC (a wholly owned subsidiary of Tykhe, LLC) as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Supplemental Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Tykhe Securities, LLC 's (a wholly owned subsidiary of Tykhe, LLC) financial statements. The Supplemental Schedule of Computation of Net Capital is the responsibility of the entity's management. Our audit procedures included determining whether the Supplemental Schedule of Computation of Net Capital reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule of Computation of Net Capital. In forming our opinion on the Supplemental Schedule of Computation of Net Capital, we evaluated whether the Supplemental Schedule of Computation of Net Capital, including its form and content, is presented in conformity with 17C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

February 17, 2016

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

TYKHE SECURITIES, LLC

(a wholly owned subsidiary of Tykhe, LLC)

Statements of Financial Position
December 31, 2015 and 2014

ASSETS

	2015	2014
Assets:		
Cash	$ 10,792	$ 12,727
Total assets	$ 10,792	$ 12,727

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$ -	$ -
Member's equity:	10,792	12,727
Total liabilities and member's equity	$ 10,792	$ 12,727

See notes to financial statements.

TYKHE SECURITIES, LLC

(a wholly owned subsidiary of Tykhe, LLC)

Statements of Loss
Years Ended December 31, 2015 and 2014

	2015	2014
Revenues:	$ -	$ -
Operating expenses:		
Professional fees	5,329	7,350
Computer and internet	2,320	900
Advertising	1,400	-
Insurance costs	1,037	729
Other fees and expenses	849	440
	10,935	9,419
Net loss	$ (10,935)	$ (9,419)

See notes to financial statements

TYKHE SECURITIES, LLC

(a wholly owned subsidiary of Tykhe, LLC)

Statements of Member's Equity
Years Ended December 31, 2015 and 2014

	2015	2014
Balance, beginning	$ 12,727	$ 12,146
Net loss	(10,935)	(9,419)
Member equity contribution	9,000	10,000
Balance, ending	$ 10,792	$ 12,727

See notes to financial statements.

TYKHE SECURITIES, LLC

(a wholly owned subsidiary of Tykhe, LLC)

Statements of Cash Flow
Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:		
Net loss	$ (10,935)	$ (9,419)
Adjustments to reconcile net loss to net cash used by operating activities:	-	-
Net cash used by operating activities	(10,935)	(9,419)
Cash flows from investing activities:	-	-
Cash flows from financing activities:		
Member's equity contribution	9,000	10,000
Net increase in cash	(1,935)	581
Cash, beginning of year	12,727	12,146
Cash, end of year	$ 10,792	$ 12,727

See notes to financial statements.

1. Nature of business:

Tykhe Securities, LLC (the "Company") was formed on April 9, 2009 and is a wholly owned subsidiary of Tyke, LLC. The Company was formed for purposes of acting as a broker dealer on behalf of Tykhe, LLC via a licensing agreement between the Company and Tykhe, LLC (see Note 3).

The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies:

Basis of accounting:

The Company uses the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Income taxes:

The Company is a "disregarded entity" for federal and state income tax purposes. As such, the Company's revenues and expenses are reported with tax filing of Tykhe, LLC. Tykhe LLC is treated as a partnership for federal and state income tax purposes. No provision for federal or state income taxes has been made by the Company as the individual members of Tykhe, LLC are responsible for any tax consequences of their respective shares of the Company's profit or loss.

The Company accounts for uncertainty with regard to income taxes in accordance with accounting principles generally accepted in the United States of America. Since the Company is not a tax paying entity for federal and state income tax purposes, there are no material unrecognized tax benefits or adjustments to liabilities or operations required as of December 31, 2015.

Tykhe, LLC's tax returns, which include Tykhe Securities, LLC, are subject to examination by the internal revenue service and state taxing authorities, although no such examinations have been initiated as of the date of our audit report.

2. Summary of significant accounting policies: (Continued)

Subsequent Events:

Subsequent events were evaluated through February 17, 2016, which is the date the financial statements were available to be issued.

3. Related parties – licensing agreement:

Tykhe, LLC has a patent on the securitization of sales or gross revenues through "Sales Participation Certificates". The Certificates are placed by a placement agent pursuant to a placement agency agreement between a placement agent and an issuer. An outside investor may acquire a Certificate pursuant to a subscription agreement between the Issuer and the investor.

Tykhe Securities, LLC (the "Company") has a non-exclusive, royalty free, license agreement with Tykhe, LLC to commercially exploit and use Tykhe, LLC's patented product for the purpose of selling securities, as defined in the agreement.

Through December 31, 2015, the Company has sold no securities.

4. Commitments and contingencies:

The Company has no commitments or contingencies that would require disclosure in the financial statements.

5. Net capital:

The Company will not receive any customer funds and securities and will not require the services of a clearing firm. Accordingly, pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $5,000 and will operate under a 15c3-3, exemption of the Customer Protection Rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015 and 2014, the Company had net capital of $10,792 and $12,272, respectively, exceeding the minimum net capital requirement of $5,000 for each year.

SUPPLEMENTARY INFORMATION

TYKHE SECURITIES, LLC

(a wholly owned subsidiary of Tykhe, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015 and 2014

	2015	2014
Capital:		
Member's equity	$ 10,792	$ 12,727
Nonallowable assets:	-	-
Net capital before security haircuts	10,792	12,727
Security haircuts	-	-
Net capital	10,792	12,727
Minimum dollar net capital requirement	5,000	5,000
Excess net capital	$5,792	$7,727
Aggregate indebtedness	$ -	$ -
Ratio of aggregate indebtedness to net capital	$ -	$ -

TYKHE SECURITIES, LLC

(a wholly owned subsidiary of Tykhe, LLC)

Reconciliation of Net Capital Computation
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

A reconciliation of the net capital computation included herein with the unaudited net capital computation included in the FOCUS Report as of December 31, 2015 is as follows:

Unaudited net capital at December 31, 2015	$	10,792
Differences		-
Audited net capital at December 31, 2015	$	10,792



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tykhe Securities, LLC
c/o Mr. Evan Schulman
69 Mount Vernon Street
Boston, Massachusetts 02108

We have reviewed management's statements, included in the accompanying Tykhe Securities, LLC's Exemption Report in which (1) Tykhe Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Tykhe Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i)("the exemption provisions") and (2) Tykhe Securities, LLC stated that Tykhe Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Tykhe Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tykhe Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

February 17, 2016

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

Tykhe Securities, LLC
69 Mount Vernon Street
Boston MA 02108

17 February 2016

Tykhe Securities, LLC claims an exemption under Rule 15c3-3 paragraph 15c3-3(k)(2(ii). The provisions of this rule shall not be applicable to a broker or dealer: Who, as an introducing broker or dealer clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

We are still in the start-up phase and to date we have had no customer transactions. Based on this Tykhe Securities, LLC has met the identified exemption provisions in paragraph (k) throughout the most recent fiscal year without exception.



Evan Schulman
Managing Member
917-519-4868

COMPUTATION AND RESERVE REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015 and 2014

Tykhe Securities, LLC is exempt from the reserve requirements pursuant to SEC Rule 15c3-1 under paragraph (k) (2) (ii).